February 13, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Thomas Jones
Erin Purnell

Re:	Tempo Automation Holdings, Inc.
Registration Statement on Form S-1, originally filed on December 22, 2022
File No. 333-268958

To the addressees set forth above:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on February 14, 2023, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Tempo Automation Holdings, Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Ryan J. Maierson of Latham & Watkins LLP, counsel to the Company, at (713) 546-7420, or in his absence, Thomas G. Brandt at (713) 546-7486, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Tempo Automation Holdings, Inc.

By:	/s/ Joy Weiss
Joy Weiss
President, Chief Executive Officer and Director

cc:	Ryan J. Maierson, Latham & Watkins LLP
Thomas G. Brandt, Latham & Watkins LLP
Bryan S. Ryan, Latham & Watkins LLP